About:    Addington Resources, Inc.
Contact:  Howard P. Berkowitz
          HPB Associates, L.P.
          (212) 664-0990

FOR IMMEDIATE RELEASE

     NEW YORK, NY (July 12, 1995) - The Special Committee of Addington Resources, Inc. announced today the termination of negotiations with Larry Addington and his brothers concerning their March 1, 1995 proposal to split up the company's environmental and non-environmental businesses. Under the original proposal, Addington's environmental businesses would have been wholly owned by the public.

     The termination of negotiations follows the delivery by Larry Addington of a revised oral proposal on July 11 pursuant to which the Addington family would, in exchange for their shares of Addington common stock, receive all of Addington's non-environmental businesses, including 100% of Addington's mining technology joint venture with Joy Technologies Inc. and 2.5 to 3 million shares of common stock (or approximately 25% of the common equity) of the new environmental company. In addition, under the revised proposal, no cash payment would have been made to Addington Environmental.

     The Special Committee stated that it had determined to terminate the negotiations and requested the Addington family to withdraw its revised proposal after Larry Addington advised Mr. Berkowitz, the Chairman of the Special Committee, that his revised proposal was non-negotiable.

     In the original proposal, the Addington family offered to exchange the shares of the company's common stock owned by it, $5 million in cash, half of the royalties collected under the Joy Technologies agreement and other consideration for the company's non-environmental operations.

     Howard Berkowitz, Richard Ravitch and Stephen Weinress, three independent directors of the company, also announced their resignations from the Board of Directors and from the Special Committee.

     Addington Resources, Inc. trades on the Nasdaq National Market System under the symbol ADDR. The company is involved in waste management operations as well as mining, mining technology and mining services.